December 15, 2008

Mr. William C-L Friar
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561

Re:	Tamalpais Bancorp Preliminary Consent Solicitation Statement Filed November 24, 2008 File No. 0-50878

Dear Mr. Friar:

The following is in response to comments communicated telephonically by David Lyons to our attorney, Lloyd Spencer of Nixon Peabody, on December 12, 2008, in the referenced matter. For ease of reference, I have repeated the comment communicated telephonically followed by our response.

General

1.

With regard to the disclosure of the executive compensation requirements under the TARP Capital Purchase Program, disclose your current related practice and what changes the Company will need to make to its executive compensation arrangements to ensure that they will be in compliance with the terms and conditions specified in the TARP Capital Purchase Program, and the effect of these changes upon the company.

Response to Comment 1: We have added disclosure on page 10 of the consent solicitation statement in response to your comment.

Accounting Comments

2.

Regarding the discount rate used in the pro forma financial information, please explain how the 8% discount rate used to calculate the fair value of the Senior Preferred was determined to be appropriate.

Response to Comment 5: The 8% discount rate was calculated by evaluating the Company’s historical long term cost of capital. Based on the current illiquid environment, we have increased the discount rate to 12%. We have changed the Unaudited Pro Forma Consolidated Balance Sheet on page 12 and the Unaudited Pro Forma Consolidated Statements of Net Income on pages 13 and 14 in response to your comment.

630 Las Gallinas Avenue, 2nd Floor | San Rafael, CA 94903 | 415.526.6400 | Fax: 415.526.6414 | tambank.com

If you have any further questions, do not hesitate to contact me at (415) 455-4593.

Very truly yours,

Tamalpais Bancorp

By:	/s/ Michael Moulton

Michael Moulton
Chief Financial Officer

          Transferability and Registration Rights. The Senior Preferred will not be subject to any contractual restrictions on transferability. The Treasury may transfer the Senior Preferred to third parties at any time. The warrants will not be subject to any contractual restrictions on transfer, except that the Treasury may only transfer 50% of the warrants prior to the earlier of (i) the date we have received proceeds of not less than 100% of the issue price of the Senior Preferred from one or more Qualified Equity Offerings and (ii) December 31, 2009. We will be obligated to file a registration statement under the Securities Act of 1933, as amended, covering the resale of the Senior Preferred, the warrants and the common stock issuable upon exercise of the warrants, as promptly as practicable after issuing the Senior Preferred to the Treasury. Senior Preferred holders would also have piggyback registration rights. In addition, under certain circumstances we may be obligated to file a registration statement covering an underwritten offering of these securities upon the request of the Treasury.

          Limits on Executive Compensation. As a condition to the issuance of the Senior Preferred, we will agree to certain limits on executive compensation for our chief executive officer, chief financial officer, and our next three most highly compensated officers. Specifically, we must

•	ensure that incentive compensation for any such executive does not encourage unnecessary and excessive risks that threaten our value;

•

implement a required clawback of any bonus or incentive compensation paid to any such executive based on statements of earnings, gains, or other criteria that are later proven to be materially inaccurate;

•	not make any “golden parachute payment” (as defined in the Internal Revenue Code) to any such executive; and

•	agree not to deduct for tax purposes executive compensation in excess of $500,000 annually for each such executive.

           While the Company believes its current compensation arrangements with its senior executive officers, including Mark Garwood and Michael Moulton, should comply with these restrictions, the Company is examining the arrangements more closely and, if the sale of Senior Preferred to Treasury is consummated, the Company intends to make any necessary changes to the compensation arrangements. However, the adoption of these standards is not expected to materially affect the Company or the existing compensation arrangements with our senior executive officers.

          Limitation on Share Repurchases. Subject to limited exceptions, we will be prohibited from repurchasing shares of our capital stock (other than the Senior Preferred) until the earlier of (i) the third anniversary of the date of issue of the Senior Preferred and (ii) the date on which the Senior Preferred have been redeemed in whole or the Treasury has transferred all Senior Preferred to third parties.

No Assurances as to Issuance of Senior Preferred

          As noted above, although we have applied to participate in the TARP Capital Purchase Program, our application may not be accepted or it may not be accepted on the terms described above and our estimates of the proceeds of our participation are not guaranteed. Also, our board of directors may decide to not issue Senior Preferred to Treasury even if we are approved to participate in the TARP Capital Purchase Program. Accordingly, there can be no assurance that any preferred stock will ever be issued by us and, if any is, what its terms will be.

Potential Effects of the Proposed Amendment

          In deciding whether to issue shares of preferred stock, our board of directors will consider the terms of such stock and the effect of the issuance on the operating results of the Company and its existing shareholders. Issuances of one or more series of preferred stock may result in dilution to the investments of existing shareholders. Issuances of preferred stock could be used to discourage or make it more difficult for a person to acquire control of the Company or remove management. Our board of directors did not propose this amendment for the purpose of discouraging mergers or changes in control of the Company.

          The actual effect of the issuance of any shares of preferred stock upon the rights of holders of Common Stock cannot be stated until the board of directors determines the specific rights of the holders of such preferred stock. The effects of the issuance of preferred stock upon holders of our Common Stock might include, among other things: (i) restricting our ability to declare dividends or the amount of such dividends on the Common Stock; (ii) restricting our ability to repurchase outstanding shares of Common Stock; (iii) diluting the voting power of the Common Stock; and (iv) a change in the market price of the Common Stock, or impairing the liquidation rights of the Common Stock, without further action by the shareholders.

Unaudited Pro Forma Consolidated Balance Sheet

	Historical	Pro Forma (1)

	September 30,	September 30, 2008
	2008	Minimum	Maximum

	(Unaudited)
Assets
Cash and Equivalents (1)	$19,241,350	$25,091,350	$36,801,350
Interest-bearing time deposits in other financial institutions	551,000	551,000	551,000
Investment securities	57,921,254	57,921,254	57,921,254
Federal Home Loan Bank restricted stock, at cost	8,429,800	8,429,800	8,429,800
Pacific Coast Banker’s Bank restricted stock, at cost	50,000	50,000	50,000
Loans receivable, net of allowance for loan losses	575,069,026	575,069,026	575,069,026
and unearned income	(6,475,668)	(6,475,668)	(6,475,668)

	568,593,358	568,593,358	568,593,358
Bank premises and equipment, net	4,124,545	4,124,545	4,124,545
Accrued interest receivable	3,673,809	3,673,809	3,673,809
Cash surrender value of bank-owned life insurance	10,735,213	10,735,213	10,735,213
Other assets	6,388,525	6,388,525	6,388,525

Total Assets	$679,708,854	$685,558,854	$697,268,854

Liabilities and Stockholders’ Equity
Liabilities
Deposits	442,400,167	442,400,167	442,400,167
Federal Home Loan Bank Advances	178,085,000	178,085,000	178,085,000
Long term debt	6,000,000	6,000,000	6,000,000
Junior Subordinated Debentures	13,403,000	13,403,000	13,403,000
Accrued interest payable and other liabilities	3,320,302	3,320,302	3,320,302

Total Liabilities	643,208,469	643,208,469	643,208,469

Commitment and Contingencies	—	—	—

Stockholders’ Equity
Preferred Stock (2)	—	5,745,474	16,772,265
Common stock	12,027,473	12,027,473	12,027,473
Additional Paid-In-Capital (3)	891,347	995,873	1,679,082
Retained earnings	23,462,163	23,462,163	23,462,163
Accumulated other comprehensive income, net	119,402	119,402	119,402

Total Stockholders’ Equity	36,500,385	42,350,385	54,060,385

Total Liabilities and Stockholders’ Equity	$679,708,854	$685,558,854	$697,268,854

`
(1)

Reflects the issuance of a minimum of $5,850,000 and a maximum of $17,560,000 of shares of Senior Preferred. The proceeds received from the sale of the Senior Preferred are assumed to be initially invested primarily in federal funds sold. Subsequent redeployment of the funds is anticipated but the timing of such redeployment is uncertain.

(2)

The pro forma information gives effect to receipt of the proceeds of the issuance of the shares of Senior Preferred as of September 30, 2008 net of the discount based on the value that is allocated to the warrants upon issuance. The proceeds are allocated based on the relative fair value of the warrants as compared to the fair value of the Senior Preferred. The fair value of the Senior Preferred is determined based on assumptions regarding the discount rate on the Senior Preferred (currently estimated at 12%). The lower the discount rate, the less negative impact on net income and earnings per share available to common shareholders.

(3)

The proceeds attributable to the value of the warrants are included as an increase in additional paid in capital upon issuance. The fair value of the warrants is determined under a Black-Scholes model. The model includes assumptions regarding the Company’s Common Stock price, dividend yield, stock price volatility, as well as assumptions regarding the risk-free rate interest rate. The lower the value of the warrants, the less the negative impact on the net income and earnings per share available to common shareholders.

Unaudited Pro Forma Consolidated Statement of Income
(Nine Months Ended September 30, 2008)

		Pro Forma (1)

	Nine Months Ended September 30, 2008	Nine Months Ended September 30, 2008

	Historical	Minimum	Maximum

Interest Income (2)	$32,165,977	$32,244,119	$32,400,538
Interest Expense	15,055,391	15,055,391	15,055,391

Net Interest Income Before Provision for Loan Losses	17,110,586	17,188,728	17,345,147
Provision for Loan Losses	1,596,957	1,596,957	1,596,957

Net Interest Income After Provision for Loan Losses	15,513,629	15,591,771	15,748,190

Total Non-interest income	1,664,304	1,664,304	1,664,304
Total Non-interest Expenses (3)	11,184,948	11,184,948	11,184,948
Income Before Provision for Income Taxes	5,992,985	6,071,127	6,227,546
Provision for Income Taxes (4)	2,013,977	2,043,280	2,101,937

Net Income	$3,979,008	4,027,847	4,125,609

Effective dividend on preferred shares (5)		219,375	658,500
Accretion of discount on preferred shares (6)		15,566	116,001

Net Income available to common shareholders		$3,792,906	$3,351,107

Share and Per Share Data:
Earnings Per Share
Basic	$1.04	$0.99	$0.88

Diluted	$1.04	$0.99	$0.87

Average basic shares outstanding	3,819,495	3,819,495	3,819,495
Average diluted shares outstanding (7)	3,832,121	3,841,996	3,861,763

(1)	The pro forma information gives effect to receipt of the proceeds of the issuance of the shares of Senior Preferred at the beginning of the period.

(2)

The proceeds received from the issuance of the shares of Senior Preferred are assumed to be initially invested primarily in federal funds sold, earning a rate of 1%. Subsequent redeployment of the funds is anticipated, but the timing of such redeployment is uncertain and the rate of return earned following redeployment cannot be estimated.

(3)	The costs of the issuance of the Senior Preferred are expected to be immaterial; accordingly, no effect is shown in this pro forma statement of income.

(4)	Additional income tax expense is calculated at an effective tax rate of 37.5% and is attributable to additional net interest income as described in Note 2.

(5)	Consists of dividends on Senior Preferred at a 5% annual rate.

(6)

The accretion of the dividend on the Senior Preferred is calculated using the effective yield method over a five year term, which is the expected life of the Senior Preferred upon issuance. The estimated accretion is based on a number of assumptions which are subject to change. These assumptions include a discount rate of approximately 12% on the Senior Preferred and assumptions underlying the value of the warrants. The constant effective yield of the Senior Preferred is approximately 5.45% if the minimum amount is received and is approximately 6.16% if the maximum amount is received.

(7)

As described in the Section titled “Description of the TARP Capital Purchase Program - Warrants,” the Treasury would receive warrants to purchase a number of shares of our Common Stock having an aggregate market price equal to 15% of the proceeds on the date of issuance with a strike price equal to the trailing twenty day trading average leading up to the date we receive preliminary approval to participate in the TARP Capital Purchase Program. This pro forma assumes that the warrants would give the Treasury an option to purchase a minimum of 88,000 and a maximum of 264,000 shares of the Company’s Common Stock. The pro forma adjustment shows the increase in diluted shares outstanding assuming that the warrants had been issued on January 1, 2007 at a strike price of $9.97 (based on the trailing 20 day Tamalpais Bancorp average share price as of December 8, 2008) and remained outstanding for the entire period presented. The treasury stock method was utilized to determine the dilution of the warrants for the period presented.

Unaudited Pro Forma Consolidated Statement of Income
(Year Ended December 31, 2007)

		Pro Forma (1)

	Year Ended December 31, 2007	Year Ended December 31, 2007

	Historical	Minimum	Maximum

Interest Income (2)	$39,041,013	$39,099,513	$39,216,613
Interest Expense	21,481,886	21,481,886	21,481,886

Net Interest Income Before Provision for Loan Losses	17,559,127	17,617,627	17,734,727
Provision for Loan Losses	243,956	243,956	243,956

Net Interest Income After Provision for Loan Losses	17,315,171	17,373,671	17,490,771

Total Non-interest income	2,546,008	2,546,008	2,546,008
Total Non-interest Expenses (3)	13,365,218	13,365,218	13,365,218
Income Before Provision for Income Taxes	6,495,961	6,554,461	6,671,561
Provision for Income Taxes (4)	2,286,847	2,310,832	2,358,843

Net Income	$4,209,114	4,243,629	4,312,718

Effective dividend on preferred shares (5)		292,500	878,000
Accretion of discount on preferred shares (6)		20,755	154,668

Net Income available to common shareholders		$3,930,374	$3,280,050

Share and Per Share Data:
Earnings Per Share
Basic	$1.07	$1.00	$0.83

Diluted	$1.07	$0.99	$0.82

Average basic shares outstanding	3,950,540	3,950,540	3,950,540
Average diluted shares outstanding (7)	3,951,791	3,973,328	4,016,438

(1)	The pro forma information gives effect to receipt of the proceeds of the issuance of the shares of Senior Preferred at the beginning of the period.

(2)

The proceeds received from the issuance of the shares of Senior Preferred are assumed to be initially invested primarily in federal funds sold, earning a rate of 1%. Subsequent redeployment of the funds is anticipated, but the timing of such redeployment is uncertain and the rate of return earned following redeployment cannot be estimated.

(3)	The costs of the issuance of the Senior Preferred are expected to be immaterial; accordingly, no effect is shown in this pro forma statement of income.

(4)	Additional income tax expense is calculated at an effective tax rate of 37.5% and is attributable to additional net interest income as described in Note 2.

(5)	Consists of dividends on Senior Preferred at a 5% annual rate.

(6)

The accretion of the dividend on the Senior Preferred is calculated using the effective yield method over a five year term, which is the expected life of the Senior Preferred upon issuance. The estimated accretion is based on a number of assumptions which are subject to change. These assumptions include a discount rate of approximately 12% on the Senior Preferred and assumptions underlying the value of the warrants. The constant effective yield of the Senior Preferred is approximately 5.45% if the minimum amount is received and is approximately 6.16% if the maximum amount is received.

(7)

As described in the Section titled “Description of the TARP Capital Purchase Program - Warrants,” the Treasury would receive warrants to purchase a number of shares of our Common Stock having an aggregate market price equal to 15% of the proceeds on the date of issuance with a strike price equal to the trailing twenty day trading average leading up to the date we receive preliminary approval to participate in the TARP Capital Purchase Program. This pro forma assumes that the warrants would give the Treasury an option to purchase a minimum of 88,000 and a maximum of 264,000 shares of the Company’s Common Stock. The pro forma adjustment shows the increase in diluted shares outstanding assuming that the warrants had been issued on January 1, 2007 at a strike price of $9.97 (based on the trailing 20 day Tamalpais Bancorp average share price as of December 8, 2008)and remained outstanding for the entire period presented. The treasury stock method was utilized to determine the dilution of the warrants for the period presented.